Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of FalconStor Software, Inc. on Form S-8 (File No. 333-212717) of our report dated March 27, 2019, with respect to our audit of the consolidated financial statements of FalconStor Software, Inc. as of December 31, 2018 and for the year then ended, which report is included in this Annual Report on Form 10-K.

Our report does not cover the adjustment made to the consolidated financial statements of FalconStor Software, Inc. as of and for the year ended December 31, 2018 to retrospectively apply the impact of the reverse stock split described in Note 1 to the consolidated financial statements.

/s/ RBSM LLP

RBSM llp
Larkspur, California
March 19, 2020